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                           August 5, 2022

       Jonathan Slager
       Chief Executive Officer
       Bridge Investment Group Holdings Inc.
       111 East Sego Lily Drive, Suite 400
       Salt Lake City, Utah 84070

                                                        Re: Bridge Investment
Group Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 1,
2022
                                                            File No. 333-266443

       Dear Mr. Slager:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Kevin Reyes